CHARDAN NEXTECH ACQUISITION 2 CORP.

17 State Street, 21st Floor

New York, New York 10004

(646) 465-9000

September 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Heather Clark

Anne McConnell

Bradley Ecker

Sherry Haywood

RE:          Chardan NexTech Acquisition 2 Corp. (the “Company”)

Registration Statement on Form S-4

File No. 333-266273

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-266273) be accelerated by the Securities and Exchange Commission to 2:00 p.m. New York time on September 16, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Peter D. Serating of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2286 and that such effectiveness also be confirmed in writing.

Very truly yours,

Chardan NexTech Acquisition 2 Corp.

By:	/s/ Jonas Grossman
	Name:	Jonas Grossman
	Title:	Chief Executive Officer

cc:	Alex Weil
Chardan NexTech Acquisition 2 Corp.

cc:	Sean Coburn
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jeffrey A. Brill
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Peter D. Serating
Skadden, Arps, Slate, Meagher & Flom LLP